Exhibit 99.1

NYSE, TSX: NTR	News Release

February 25, 2020

Nutrien Announces TSX Approval for Its Renewed Share Repurchase Program

Saskatoon, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) (Nutrien) today announced that the Toronto Stock Exchange (TSX) has accepted Nutrien’s notice to commence a normal course issuer bid (NCIB) to purchase up to five percent of its outstanding common shares.

Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange or alternative Canadian trading systems, or as otherwise permitted by the Canadian Securities Administrators. The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Nutrien. Nutrien believes that purchasing its own common shares represents an attractive investment opportunity, is in the best interests of the company and is consistent with Nutrien’s objective of delivering a strong return of capital to its shareholders over time. As of February 14, 2020, Nutrien had 571,449,161 common shares outstanding and, therefore, is permitted to repurchase up to 28,572,458 of its outstanding common shares pursuant to the NCIB. Common shares purchased under the NCIB will be cancelled.

The NCIB will be effected in accordance with the TSX normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Nutrien’s common shares on the applicable exchange. Subject to exceptions for block purchases, Nutrien will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than 25 percent (278,819 common shares) of the average daily trading volume of the common shares on the TSX (1,115,279 common shares) during any trading day. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order. Purchases of common shares may commence on February 27, 2020 and will expire on the earlier of February 26, 2021, the date on which the company has acquired the maximum number of common shares allowable or otherwise decides not to make any further repurchases. Nutrien has entered into an automatic purchase plan with a broker which will enable Nutrien to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management’s discretion.

Nutrien’s prior NCIB for the purchase of up to 42,164,420 common shares will expire on February 26, 2020. As of February 14, 2020, Nutrien has repurchased an aggregate of 31,984,768 common shares at a weighted-average price of US$51.91 per share, excluding brokerage fees, under the prior NCIB. Purchases were made on the open market.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing, methods and quantity of any purchases by Nutrien of its common shares under the NCIB.

Forward looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, including expectations and assumptions concerning: Nutrien’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash for repurchases of common shares under the NCIB, the existence of alternative uses for Nutrien’s cash resources and compliance with applicable laws and regulations pertaining to the NCIB. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: Nutrien’s future capital requirements; market and general economic conditions; demand for Nutrien’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor Relations

(403) 225-7357

Investor Relations:

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Contact us at: www.nutrien.com

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